ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

SUPPLEMENT DATED MAY 16, 2011 AND

PROSPECTUS DATED APRIL 17, 2009)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-158636

E*TRADE Financial Corporation

6.75% Senior Notes due 2016

Final Term Sheet

May 16, 2011

Issuer:	E*TRADE Financial Corporation

Title of Securities:	6.75% Senior Notes due 2016

Type:	SEC Registered

Ratings:*	B2/B-

Size:	$435,000,000

Net Proceeds to Issuer (before expenses):	$427,387,500

Maturity:	June 1, 2016

Price:	100.000%

Coupon (Interest Rate):	6.75% per annum

Yield to Maturity:	6.75%

Spread to Benchmark Treasury:	+494 basis points

Benchmark Treasury:	UST 2% due June 30, 2016

Interest Payment Dates:	Each June 1 and December 1 beginning on December 1, 2011

Make-Whole Redemption:	Make-whole redemption at Treasury Rate + 50 basis points, plus accrued and unpaid interest, if any

Optional Redemption:	None

Equity Clawback:	None

Trade Date:	May 16, 2011

Settlement Date:	May 19, 2011 (T + 3)

CUSIP / ISIN:	269246BH6 / US269246BH62

Sole Bookrunner:	J.P. Morgan Securities LLC

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at the following collect number: 1-212-834-4533.

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